Oromin Explorations Ltd.
2000 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

August 2, 2013

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614)
Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:	Chet Idziszek
President

Enclosures

cc:	Miller Thomson, Attn: Mr. Peter McArthur

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 0-30614

OROMIN EXPLORATIONS LTD.
(Translation of registrant’s name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada, V6E 2E9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F [ X ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T rule 101(b)(1) only permits the submission in paper of a Form 6-k if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Exhibit

99.1	Notice of Annual General and Special Meeting (Amended)
99.2	Notice of change of Annual General and Special Meeting Date to July 31, 2013
99.3	Letter to Shareholders dated July 3, 2013
99.4	News Release dated July 3, 2013
99.5	News Release dated July 4, 2013
99.6	Material Change Report dated July 4, 2013
99.7	Interim Financial Statements and Management Discussion & Analysis for the period ended May 31, 2013; and Certifications
99.8	Support Agreement
99.9	Lock-up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD. (Registrant)

Date: August 2, 2013	By	”Chet Idziszek”
Chet Idziszek, President

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SEC 1815(04-09)